Exhibit (d)(1)(v)

New York, New York - (January 31, 2001) - OrthoStrategies Acquisition Corp. ("OrthoStrategies"), a New York corporation formed to acquire shares of The
Langer Biomechanics Group, Inc. ("Langer") (NASDAQ Symbol: GAIT), today announced that it had filed a Supplement to its January 10, 2001 Offer to Purchase. The Supplement was filed primarily to provide shareholders of Langer with additional information regarding OrthroStrategies and its parent, OrthoStrategies, Inc., and Andrew H. Meyers, Warren B. Kanders and Greg Nelson, individuals participating in the offer with OrthoStrategies.

            The Offer to purchase Shares of Langer is scheduled to expire 12:00 midnight, New York City Time, February 8, 2001.

            Questions or requests for assistance or copies of the Offer to Purchase and the Supplement, and related materials may be directed to Mackenzie Partners, Inc, the Information Agent for the Offer, at (212) 929-5500 or (800) 322-2885.